EXHIBIT 99.3

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS	Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
OF
			For	Against
LEVON RESOURCES LTD.	1.	To determine the number of Directors at seven (7).
(the "Company")			For	Withhold
	2.	To elect as Director, Ron Barbaro
scheduled to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C., V6C 1B6, on September 19, 2013, at 11:00 a.m.	3.	To elect as Director, Victor Chevillon
	4.	To elect as Director, William Glasier
	5.	To elect as Director, Gary Robertson
The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Ron Tremblay, a Director of the Company, or failing this person, Ron Barbaro, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.	6.	To elect as Director, Ron Tremblay
	7.	To elect as Director, Carlos Fernandez Mazzi
	8.	To elect as Director, Robert Roberts

	9.	To re-appoint Smythe Ratcliffe, Chartered Accountants as auditor of the Company and to authorize the Directors to fix the remuneration to be paid to the auditor.	For	Against

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.	10.	To approve with or without variation, a special resolution to alter and amend the existing Articles of the Company by inserting the Advance Notice Provision, as defined in the Information Circular.	For	Against

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:                                 ___________________________________________

Please Print Name:                    ___________________________________________

Date:                                              ___________________________________________

Number of Shares
Represented by Proxy:               ___________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Valiant Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;  OR

(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.
You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site.  You will be prompted to enter your Control Number, which is located on this Form of Proxy.  If you vote by internet, your vote must be received not later than 48 hours prior to the time of any adjournment of the Meeting.  This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions.  Complete proxy instructions are found in the Information Circular.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of VALIANT TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays Sundays and holidays) prior to the time of the Meeting, of adjournment thereof.

The mailing address of Valiant Trust Company is #600, 750 Cambie Street, Vancouver, BC, V6B 0A2,
fax number is 604.681.3067, or by Internet voting at https://proxy.valianttrust.com